UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-32349

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Signet Jewelers Limited US Employee

Stock Savings Plan

and

Signet Group plc Employee Stock Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Signet Jewelers Limited

Clarendon House

2 Church Street

Hamilton

Bermuda

The following combined financial statements for the Signet Jewelers Limited US Employee Stock Savings Plan and the Signet Group plc Employee Stock Savings Plan are being filed herewith:

Description	Page No.
Reports of Independent Registered Public Accounting Firm	1 - 2

Combined Statements of Financial Condition at April 30, 2010 and 2009	3

Combined Statements of Changes in Plan Equity for the years ended April 30, 2010, 2009 and 2008	4

Notes to Combined Financial Statements	5 - 9

The following exhibits are being filed herewith:

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm. Consent of Bober, Markey, Fedorovich & Company

Exhibit 23.2	Consent of Independent Registered Public Accounting Firm. Consent of KPMG LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants

of the Signet Jewelers Limited US Employee

Stock Savings Plan and the Signet Group plc

Employee Stock Savings Plan, and the Board

of Directors of Signet Jewelers Limited:

We have audited the accompanying Combined Statement of Financial Condition of the Signet Jewelers Limited US Employee Stock Savings Plan and the Signet Group plc Employee Stock Savings Plan (the “Plans”) as of April 30, 2010, and the related Combined Statement of Changes in Plan Equity for the year ended April 30, 2010. These combined financial statements are the responsibility of the management of the Plans. Our responsibility is to express an opinion on these combined financial statements based on our audit. The combined financial statements of the Plans as of April 30, 2009 and for the years ended April 30, 2009 and 2008 were audited by other auditors whose report dated July 28, 2009, expressed an unqualified opinion on those combined financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the Plans as of April 30, 2010, and the related combined statement of changes in plan equity for the year ended April 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

/S/ BOBER, MARKEY, FEDOROVICH & COMPANY
Bober, Markey, Fedorovich & Company Akron, Ohio July 20, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants of the Signet Jewelers Limited US Employee Stock Savings Plan and the Signet Group plc Employee Stock Savings Plan, and the Board of Directors of Signet Jewelers Limited:

We have audited the accompanying combined Statements of Financial Condition of the Signet Jewelers Limited US Employee Stock Savings Plan and the Signet Group plc Employee Stock Savings Plan (the “Plans”) as of April 30, 2009 and 2008, and the related combined Statements of Changes in Plan Equity for each of the years in the three-year period ended April 30, 2009. These combined financial statements are the responsibility of the management of the Plans. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the Plans as of April 30, 2009 and 2008, and the related combined statements of changes in plan equity for each of the years in the three-year period ended April 30, 2009, in conformity with U.S. generally accepted accounting principles.

/S/ KPMG LLP
KPMG LLP Cleveland, Ohio July 28, 2009

Signet Jewelers Limited US Employee Stock Savings Plan and

Signet Group plc Employee Stock Savings Plan

Combined Statements of Financial Condition

April 30, 2010 and 2009

	2010	2009

Plan Equity	$1,368,702	$1,514,154

The accompanying notes are an integral part of these combined financial statements.

Signet Jewelers Limited US Employee Stock Savings Plan and

Signet Group plc Employee Stock Savings Plan

Combined Statements of Changes in Plan Equity

For the Years Ended April 30, 2010, 2009 and 2008

	2010	2009	2008
Additions:
Participants’ Contributions During the Year	$1,371,513	$1,558,998	$1,661,140
Interest Earned During the Year	512	27,265	103,068

Total Additions	1,372,025	1,586,263	1,764,208
Deductions:
Participants’ Withdrawals During the Year	(1,509,189)	(1,791,817)	(219,738)
Assets Used for Stock Purchases	(8,288)	(6,084)	(1,450,796)

Change in Plan Equity:	(145,452)	(211,638)	93,674
Plan Equity:
Beginning of Period	1,514,154	1,725,792	1,632,118

End of Period	$1,368,702	$1,514,154	$1,725,792

The accompanying notes are an integral part of these combined financial statements.

Signet Jewelers Limited US Employee Stock Savings Plan and

Signet Group plc Employee Stock Savings Plan

Notes to Combined Financial Statements

April 30, 2010, 2009 and 2008

(1) Description of the Plan

The following description of the Signet Jewelers Limited (the “Company”) US Employee Stock Savings Plan and the Signet Group plc Employee Stock Savings Plan (collectively, the “Plans”) provides only general information. Participants should refer to the plan documents for a more complete description of the provisions of the Plans.

The Signet Jewelers Limited US Employee Stock Savings Plan was adopted by the Board of Directors of the Company (the “Board”) on July 9, 2008 and the Signet Group plc Employee Stock Savings Plan was adopted by the Signet Group plc Board on March 2, 1998. Signet Group plc was the predecessor to the Company prior to the reorganization of its corporate structure through a scheme of arrangement that resulted in the Company becoming the new holding company of Signet Group plc, effective September 11, 2008. The terms of the Plans are predominantly identical.

The Plans provide eligible employees with an opportunity to accumulate savings through payroll deductions and to apply such savings to the purchase of common shares of the Company. The Plans are intended to qualify as “employee stock purchase plans” under Section 423 of the United States Internal Revenue Code of 1986, as amended (the “Code”). The Plans are not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. The maximum number of shares that may be placed under options under the Signet Jewelers Limited US Employee Stock Savings Plan is 8,568,841 shares, subject to any adjustment in the number of shares available pursuant to the terms of the plan. The number of shares that may be placed under options granted under the Signet Group plc Employee Stock Savings Plan shall not exceed 8,374,214, subject to any adjustment in the number of shares available pursuant to the terms of the plan. In addition, no shares may in the aggregate be issued or issuable pursuant to the rights acquired under the Plans and any other employee share schemes adopted by the Company as of (i) any date within any period of ten years, not more than 10% of the shares issued immediately prior to such date and (ii) in relation to the Signet Group plc Employee Stock Saving Plan only, any date within any period of five years, not more than 5% of the shares issued immediately prior to that date. For purposes of the foregoing limit, shares subject to options which have lapsed are not taken into account. As of April 30, 2010, 94 shares had been issued under the Signet Jewelers Limited US Employee Stock Savings Plan leaving 8,568,747 shares available for future issuance, subject to the limitations discussed above. As of April 30, 2010, 249,841 shares had been issued under the Signet Group plc Employee Stock Savings Plan leaving 8,124,373 shares available for future issuance, subject to the limitations discussed above.

Term

Each of the Plans will remain in effect until the first to occur of (i) its termination by the Board or (ii) the expiry of ten years from the date of adoption of the relevant plan. No options have been granted since the expiration of the Signet Group plc Employee Stock Savings Plan in accordance with its terms.

Eligibility

Employees will be eligible to participate in the Plans if, as of September 1 of the year an employee: 1) has been continuously employed with either Signet US Holdings, Inc. or Sterling Jewelers, Inc. for at least twelve months, 2) has worked at least 1,000 hours during the preceding twelve months; and 3) does not or would not after exercise of all outstanding options, hold 5% or more of the total combined voting power or value of all classes of stock of the Company or any parent or subsidiary thereof. As of April 30, 2010, 2009 and 2008 the Plans had active participants of 923, 1,087, and 1,265 respectively.

Signet Jewelers Limited US Employee Stock Savings Plan and

Signet Group plc Employee Stock Savings Plan

Notes to Combined Financial Statements—(Continued)

April 30, 2010, 2009 and 2008

Contributions

Eligible employees may participate in the Plans by entering into a savings contract, during the enrollment period, in the manner and in the form provided by the Company. Under each savings contract, employees will agree to have amounts withheld from their salary as a payroll deduction for a period of 27 months or such lesser period permitted by the Company, subject to any limits established by the Board on the amount of savings permitted under the Plans. As a result, eligible employees are permitted to enter into more than one savings contract at a time, so long as the participant’s contributions under the Plans are not less than $10 or more than $400 for any month. A participant cannot change the rate of payroll deductions once a savings contract has commenced. Participants’ contributions are made after applicable withholding taxes have been withheld from the participants’ earnings.

The Company will designate eligibility periods during which eligible employees may elect to enter into a savings contract. These eligibility periods ordinarily relate to periods following the announcement of the Company’s financial results during which the Company is permitted to grant options with respect to shares.

As permitted by the plan document, the Company determined that each savings contract begins on approximately the second pay date in October of the contract year and concludes 27 months after inception.

Contributions withheld for participants are pooled and invested in money market funds. Interest earned on those funds is allocated on a pro-rata basis to participant accounts based upon the participant’s relative account balance.

Grant and Exercise Price of Options

Employees are granted with respect to each savings contract one option to acquire shares of the Company at the end of the term of such contract. Each option represents a right to purchase the largest number of shares, determined at the date of grant, which could be bought with the accumulated savings (excluding any interest) under a savings contract at the exercise price per share with respect to such option. Options are granted as of the first business day of any period during which savings may accrue and be accumulated under a savings contract.

The exercise price per share under a savings contract will be determined by the Board, but will not be less than 85% of the fair market value using the mid-market closing price of a share as of the date of grant of such option.

No employee may be granted an option that permits his or her rights to acquire shares under the Plans and all other employee stock purchase plans qualifying for Section 423 treatment established by the Company or its subsidiaries to accrue at a rate that exceeds $25,000 in fair market value of such shares (determined at the date of grant) for each calendar year.

Signet Jewelers Limited US Employee Stock Savings Plan and

Signet Group plc Employee Stock Savings Plan

Notes to Combined Financial Statements—(Continued)

April 30, 2010, 2009 and 2008

Payment of Benefits

Participants may elect to exercise their option to purchase shares of Common Stock at the end of the savings contract to which such option relates or receive their accumulated savings and interest thereon. Additionally, a participant or their beneficiary or estate may also exercise any of their options within 90 days after any of the following events prior to the expiration of options:

•	Death

•	Disability

•	Retirement after attaining age 60, or

•	Involuntary termination of employment by the Company without cause.

If a participant does not elect to exercise an option prior to its cancellation, the Company will treat such option as having been exercised if the fair market value of the shares underlying the option exceeds the accumulated savings (excluding interest) under the applicable savings contract. If the fair market value of the shares under an option does not exceed the accumulated savings (excluding interest), the accumulated savings and any interest thereon will be distributed to the participant.

Income Taxes

The Plans are intended to qualify as “employee stock purchase plans” within the meaning of Section 423 of the Code. The plan administrators believe the Plans have been operated in compliance with applicable requirements of the Code and therefore no provision for income taxes has been reflected in the accompanying combined financial statements. Issuance of shares under the Plans is not intended to result in taxable income to participants in the Plans. Upon the sale of shares of the Company purchased under the Plans, participants are subject to tax. The participant’s tax liability at the time of sale depends upon the holding period of the shares in the Plans. Eligible employees should consult with their own tax advisors as to the tax consequences of their particular transactions under the Plans.

Plan Termination

The Board may at any time terminate or amend the Plans in any respect; provided, however, that prior approval of the shareholders of the Company is required for any amendment which is beneficial in any material respect to participants in the Plans (other than amendments which are minor in nature and made to benefit the administration of the Plans, amendments necessary for the Plans to comply with the requirements of Section 423 of the Code or to take account of any existing or proposed legislation or to obtain or maintain favorable tax, exchange control or regulatory treatment for the Company, any of its subsidiaries or for participants). Upon termination of the Plans, the accumulated savings, if any, remaining in the accounts of the participants, shall be used to purchase shares under all outstanding options as if the Plans were terminated at the end of the term of a savings contract and any remaining accumulated savings and interest thereon shall be refunded in cash to the participants, unless the Board determines otherwise.

Adjustments

The number of shares issued or reserved pursuant to the Plans is subject to adjustment on account of share splits, share dividends and other changes in the shares. In the event of a change in control of the Company, the Board may take any actions it deems necessary or desirable with respect to any option as of the date of the consummation of the change in control.

Signet Jewelers Limited US Employee Stock Savings Plan and

Signet Group plc Employee Stock Savings Plan

Notes to Combined Financial Statements—(Continued)

April 30, 2010, 2009 and 2008

Withdrawals

A participant may cancel and withdraw the accumulated savings and interest attributed under a savings contract at any time. However, if a participant cancels a saving contract prior to the end of its term, the participant forfeits the opportunity to purchase shares under the option relating to such contract (unless such cancellation is by reason of the employee’s death, disability, retirement after attaining age 60 or involuntary termination of employment by the Company without cause) and may be assessed a processing fee.

Plan Administration

The Plans are administrated by a committee appointed by the Board. Day to day administration of the Plans is managed by AST Plan Equity Solutions. The Company pays all expenses of the Plans. Such expenses are not reflected in the accompanying combined statements.

(2) Summary of accounting policies

Basis of Presentation

The combined financial statements in this report reflect the combined financial position and combined changes in plan equity of the Signet Jewelers Limited US Employee Stock Savings Plan and the Signet Group plc Employee Stock Savings Plan. The accompanying combined financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amount and disclosures. Actual results could differ from those estimates.

Subsequent Events

The Plans have adopted the Subsequent Events Topic of the Financial Accounting Standards Board Accounting Standards Codification (the “ASC”) for the year ended April 30, 2010. This standard sets forth the period after the date of the combined financial statements during which management of a plan should evaluate events or transactions that may occur for potential recognition or disclosure in the combined financial statements, the circumstances under which a plan should recognize events or transactions occurring after the date of its combined financial statements, and the disclosures that an entity should make about events or transactions that occurred after the date of the combined financial statements. In accordance with this standard, management of the Plans has evaluated subsequent events through the date of issuance of the combined financial statements.

Signet Jewelers Limited US Employee Stock Savings Plan and

Signet Group plc Employee Stock Savings Plan

Notes to Combined Financial Statements—(Continued)

April 30, 2010, 2009 and 2008

Fair Value Measurements

The Fair Value Measurements and Disclosures Topic of the ASC establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in an active market for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plans have the ability to access.

Level 2: Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

For all periods presented, the assets of the Plans were invested in money market funds for which the fair value is measured using unadjusted quoted market prices for identical assets (Level 1 measurement).

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Signet Jewelers Limited US Employee Stock Savings Plan

By:	/S/ RONALD RISTAU
Name:	Ronald Ristau
Title:	Chief Financial Officer Signet Jewelers Limited

Signet Group plc Employee Stock Savings Plan

By:	/S/ RONALD RISTAU
Name:	Ronald Ristau
Title:	Chief Financial Officer Signet Jewelers Limited

Date: July 20, 2010

SIGNET JEWELERS LIMITED US EMPLOYEE STOCK SAVINGS PLAN AND

SIGNET GROUP PLC EMPLOYEE STOCK SAVINGS PLAN

ANNUAL REPORT ON FORM 11-K

FOR FISCAL YEAR ENDED APRIL 30, 2010

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm. Consent of Bober, Markey, Fedorovich & Company

23.2	Consent of Independent Registered Public Accounting Firm. Consent of KPMG LLP